ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/194/2002

Finance Dept.
Tel. 66 (0) 2537-4512

Date: October 30, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☐ News Release on ____________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated October 29, 2002: "2003 PTTEP's Public Holidays"
- ☐ Others ____________

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 315 /02

Finance Department
Tel. 0-2537-4512

October 29, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: 2003 PTTEP's Public Holidays

PTT Exploration and Production Public Company Limited (PTTEP) would like to inform you that PTTEP's 2003 Holiday Calendar is as follows:

Wednesday	1	January	New Year's Day
Monday	17	February	Substitution for Makha Bucha Day
Monday	7	April	Substitution for Chakri Memorial Day
Monday	14	April	Songkran Festival Day
Tuesday	15	April	Songkran Festival Day
Wednesday	16	April*	Substitution for Songkran Festival Day
Thursday	1	May	National Labor Day
Monday	5	May	Coronation Day
Thursday	15	May	Visakha Bucha Day
Monday	14	July	Buddhist Lent Day
Tuesday	15	July*	Substitution for Asalha Bucha Day
Tuesday	12	August	H.M. The Queen's Birthday
Thursday	23	October	Chulalongkorn Day
Friday	5	December	H.M. The King's Birthday
Wednesday	10	December	Constitution Day
Wednesday	31	December	New Year's Eve

Yours sincerely,

Chitrapongse Kwangsukstith
President

*Note: * PTTEP's holiday which is different from the Stock Exchange of Thailand's.*